October 23, 2006

Via Facsimile (212) 451-2222 and U.S. Mail

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY  10022

      Re:	Rural/Metro Corporation
		Preliminary Proxy Statement on Schedule 14A
Filed October 17, 2006 by Accipiter Life Sciences Fund, LP,
Accipiter
    Life Sciences Fund II, LP, Accipiter Life Sciences Fund
(Offshore),
    Ltd., Accipiter Life Sciences Fund II (Offshore), Ltd.,
Accipiter
Life
    Sciences Fund II (QP), LP, Candens Capital, LLC, Accipiter Capital Management, LLC, Gabe Hoffman, and Nicole Viglucci
		File No. 0-22056

Dear Mr. Wolosky:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. Please fill in the blanks in your document.



Reasons why the Accipiter group is challenging the incumbent directors, page 4
2. We note your statement that electing your nominees "represents the best means for Rural to enhance the value for all of its stockholders." Please disclose how you intend to accomplish this. Do you have any specific plans to enhance value? If not, please state so.
3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example:

* your belief that the company`s unwillingness to provide financial guidance to security holders and its February 2006 registration statement adversely affected the stock price; and,
* your belief that the company`s stock is undervalued and that the company would be an attractive acquisition candidate for either a strategic or financial acquirer.

Form of Proxy
4. Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
October 23, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE